

June 7, 2011

Via E-mail
Mr. John Botdorf, Executive Chairman
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

> **Re: ZenVault Medical Corporation**
> **Offering Statement on Form 1-A**
> **Filed February 17, 2011**
> **File No. 024-10291**

Dear Mr. Botdorf:

We have reviewed your response, dated May 24, 2011, to our letter dated, May 10, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated May 10, 2011 that you plan to accomplish the proposed Rescission Offer pursuant to an exemption in reliance upon Section 4(2) of the Securities Act of 1933. Please explain how Section 4(2) would be available for the proposed Rescission Offer. In this regard, it appears that sales to date were made in a public offering without compliance with Section 5, in part because the Regulation A offering statement when filed with the Commission commenced a public offering. The proposed Rescission offering would appear to be integrated with the public unregistered offering under the Commission's five factor integration test because the rescission offering would be considered a re-offer of the securities sold in the public offering. The integrated offering would not seem to qualify as a private offering under Section 4(2) due to public offers that have already occurred. Also, we note your response to comment 3, which says that the public offering was made to non-accredited investors. Section 4(2) would not be available for the integrated offering since Section 4(2) requires that all offerees be financially sophisticated.

2. We note your proposal to pay Dr. Brunvard, one of the eight subscribers, an amount equal to the difference between the price paid for the subscribed shares and the tax benefit Dr. Brunvard intends to claim with respect to the shares he gifted on his 2011 tax return. Please explain how this proposal is consistent with the proposed Rescission Offer. It is unclear whether the shares would be returned to the company if Mr. Brunvard accepted the rescission offer and given that the shares have been transferred, it is unclear how Mr. Brunvard would be able to accept or reject the subscription.

3. We reissue comment three of our letter dated May 10, 2011. We are not persuaded by your analysis pursuant to the five factor integration test and believe there is a significant likelihood that the proposed Exempt Offering may be subject to integration with the public unregistered offering and proposed Rescission Offering. In this regard, we note that Rule 155(c) does not apply to your offering and that Rule 502(a) states that offers made within six months prior to a Regulation D offering may be integrated under the five factor test. In this case, at least three of the five factors appear to support integration of the offerings. Please provide a more detailed analysis as to the basis for your belief that the Exempt Offering would not be integrated with the public unregistered offering and proposed Rescission Offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director